

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

National Corporate Research Ltd.
As Agent for SemiLEDs Corporation
615 South DuPont Highway
Dover, DE 19901

> **Re:** **SemiLEDs Corporation**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed November 22, 2010**
> **File No. 333-161052**

Ladies and Gentlemen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We may not be successful in expanding…, page 19

1.   We note that in response to prior comment 1 you have revised this risk factor rather than the first risk factor on page 14 which specifically contemplates infringement of your intellectual property rights. Revise the heading of this risk factor to identify the risk of third-party infringement discussed in the risk factor narrative on pages 19-20. Furthermore, please revise the narrative to clarify that the risk relates to your decision to market exclusively in countries with weak intellectual property laws. Your current reference to selling only in "certain select countries" is overly vague and does not clearly identify the applicable risk. Make corresponding changes at page 93, as necessary.

Intellectual Property Cross-Licensing…, page 123

2.   We note that, in response to prior comment 4, you now disclose that only a material breach allows you to terminate the agreement with China SemiLEDs. Please tell us why,

in light of section 11 in exhibit 10.15, only a material breach is cause for termination. For instance, we note that the agreement would also appear to be terminated in the event of insolvency.

Exhibit 5.1

3.   We note your response to prior comment 8 and reissue in part. Please ask your counsel to revise the opinion to clarify, if true, that the factual statements relied upon by it for purposes of its opinion were limited to those factual statements made by representatives of the company. In this regard, we note that item (c) of the second paragraph remains overbroad.

4.   We note your response to prior comment 9 and reissue. If the shares to be sold are currently duly authorized, please request that counsel revise its opinion to provide this clarification.

Exhibit 8.1

5.   We note your responses to prior comments 3 and 11. Given your response to comment 5 of the staff's letter dated October 21, 2010, it remains unclear why you now conclude that tax opinions are not required. Please confirm, if true, that there are no material tax consequences to holders or to you related to the application of United States, PRC or Taiwan tax law.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

  • should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  • the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

National Corporate Research Ltd.
As Agent for SemiLEDs Corporation
December 3, 2010
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or Daniel Morris, Special Counsel at (202) 551-3314 if you have any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via fax):   Mark J. Lee
                 Orrick, Herrington & Sutcliffe LLP